Exhibit (e)(ix) under Form N-1A
                                              Exhibit 1 under Item 601/Reg S-K


                                  Exhibit M
                                    to the
                            Distributor's Contract
                      Regions MORGAN keegan select Funds

              Regions Morgan Keegan Select Strategic Equity Fund

                                Class C Shares


      The following provisions are hereby incorporated and made part of the Distributor's Contract dated the 26th day of February, 1992, between Regions Morgan Keegan Select Funds and Federated Securities Corp. with respect to the Class of shares set forth above.

      1. The Trust hereby appoints FSC to engage in activities principally intended to result in the sale of shares of the above-listed Class ("Shares"). Pursuant to this appointment, FSC is authorized to select a group of financial institutions ("Financial Institutions") to sell Shares at the current offering price thereof as described and set forth in the respective prospectuses of the Trust.

      2. During the term of this Agreement, the Trust will pay FSC for services pursuant to this Agreement, a monthly fee computed at the annual rate of .75% of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.

      3. FSC may from time-to-time and for such periods as it deems appropriate reduce its compensation to the extent any Class' expenses exceed such lower expense limitation as FSC may, by notice to the Trust, voluntarily declare to be effective.

      4. FSC will enter into separate written agreements with various firms to provide certain of the services set forth in Paragraph 1 herein. FSC, in its sole discretion, may pay Financial Institutions a periodic fee in respect of Shares owned from time to time by their clients or customers. The schedules of such fees and the basis upon which such

      5. FSC will prepare reports to the Board of Trustees of the Trust on a quarterly basis showing amounts expended hereunder including amounts paid to Financial Institutions and the purpose for such expenditures.


            In consideration of the mutual covenants set forth in the Distributor's Contract dated the 26th day of February, 1992, between Regions Morgan Keegan Select Funds and Federated Securities Corp., Regions Morgan Keegan Select Funds executes and delivers this Exhibit on behalf of the Class C Shares of Regions Morgan Keegan Select Stategic Equity Fund.


Witness the due execution hereof this 1st day of December, 2002.


                                    REGIONS MORGAN KEEGAN SELECT FUNDS





                                    By: /s/ Heather W. Froehlich
                                    Name:  Heather W. Froehlich
                                    Title:  Vice President


                                    FEDERATED SECURITIES CORP.





                                    By:  /s/ James F. Getz
                                    Name:  James F. Getz
                                    Title:  President - Broker/Dealer